

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 18, 2008

<u>Via U.S. Mail and Facsimile</u>

Keith O. Rattie
Chief Executive Officer
Questar Corporation
180 East 100 South
P.O. Box 45433
Salt Lake City, Utah 84145-0433

> **Re: Questar Corporation**
> **Form 10-K**
> **Filed February 27, 2008**
> **File No. 1-08796**

Dear Mr. Rattie:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Stephen E. Parks (801-324-5483)